Mail Stop 4561

				July 21, 2005

Eyal Desheh
Chief Financial Officer
Check Point Software Technologies Ltd.
3A Jabotinsky St., Diamond Tower
Ramat Gan, 52520 Israel

Re:	Form 20-F for Fiscal Year Ended December 31, 2004
		Filed April 4, 2005
		File No. 000-28584

Dear Mr. Desheh:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2004

Controls and Procedures, page 53

1. Your disclosure suggests that your disclosure controls and procedures are effective, but only to the extent that information required to be disclosed is "recorded, processed, summarized and reported timely." This disclosure does not address the effectiveness of your disclosure controls and procedures with respect to whether information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your officers to allow timely decisions regarding required disclosure. Please confirm whether your disclosure controls and procedures are also effective with respect to the foregoing requirement. Please see Rule 13a-15(e) of the Exchange Act for additional guidance.

2. You state that there can be no assurance that your disclosure controls and procedures will detect or uncover all failures to disclose material information. Please tell us whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Please refer to Section II.F.4 of Release No. 33-
8238 for additional guidance.

3. We note your disclosure that "there have been no significant changes in the Company`s internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation thereof." Consistent with the evaluation required by
Rule 13a-15(d) of the Exchange Act, please confirm to us definitively whether there has been any change in your internal control over financial reporting identified in connection with your evaluation that occurred during the period that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. Please see Section II.F.4 of Release No. 33-8238 for additional guidance.

Notes to Consolidated Financial Statements

Note 9:  Taxes on Income, page F-25

4. We note your disclosure that no deferred income taxes have been provided on income attributable to your Approved Enterprise production facilities in Israel. Even though you currently intend to reinvest the amount of your tax-exempt income and not distribute such income as a dividend, a deferred tax liability may still be necessary unless the undistributed earnings are essentially permanent in duration. Please tell us whether the undistributed tax-exempt income is essentially permanent in duration.

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jason Niethamer at 202-551-3855, Melissa
Walsh
at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comments.


Sincerely,



Stephen G. Krikorian
Accounting Branch Chief
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Eyal Desheh
Check Point Software Technologies LTD
July 21, 2005
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